UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT


        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR MAY 28, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY ANNOUNCES THE IMMEDIATE COMMENCEMENT OF ITS PROTOTYPE VEHICLE DEVELOPMENT PROGRAM WITH PI TECHNOLOGY ("PI").

Copy of the News Release and BC FORM 53-901F as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1.1 and
Exhibit 1.2 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   /s/ Malcolm P. Burke
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   May 28, 2003

Exhibit 1.1
News Release
May 28, 2003

SHEP TECHNOLOGIES INC. COMMENCES PROTOTYPE PROGRAM WITH PI TECHNOLOGY

May 28, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated company with operations headquartered in the UK, is pleased to announce the immediate commencement of its prototype vehicle development program with Pi Technology ("Pi"). Pi Technology, the sister company of Pi Research and the commercial automotive division of Pi Group Limited, is a UK-based global leader in the design and development of automotive electronics, innovative control system technologies and control systems for the alternative fuels market.

Pursuant to the Company's Agreement in Principle with Pi reached in February of 2003, the development project calls for the refinement of STI's Stored Hydraulic Energy Propulsion system ("the SHEP System") and the development and delivery of a working prototype vehicle by early 2004. The vehicle will utilize the latest electronic "by wire" technology in a Jaguar X Type passenger vehicle to produce a demonstration vehicle capable of showcasing the SHEP System and its capabilities.

STI has funded the initial phase of the development project. During this phase, Pi expects to achieve a number of key development milestones including:

* the choice of the prototype vehicle's engine and electronic control system;
* the modeling and simulation of the SHEP System to define operational control protocols;
* the refinement of the vehicle's proposed architecture;
* the 3D mechanical scheming of the SHEP System installation for the prototype vehicle;
* completion of an initial safety analysis; and
* the finalizing of costed proposals for lightweight SHEP System mechanical hardware and for the brake-by-wire portion of the project from a selected leading brake supplier.

Under the terms of the contract, Pi will utilize the services of West Surrey Racing ("WSR"), a leading British rapid prototyping and engineering company, in the development of the prototype vehicle. During the preliminary development phase, WSR expects to complete a number of key activities including the creation of detailed mechanical data from the 3D modeling of the SHEP System as installed in the prototype vehicle and the final proposal for mechanical construction of refined SHEP System parts. Dick Bennetts, Managing Director of WSR said today, "WSR is very pleased to have been chosen to add technical and engineering value to this very significant automotive engineering project. We expect to work very closely with Pi on our respective development initiatives during the prototype program to ensure maximum effectiveness for the demonstration of the SHEP System's capabilities."

The refinement of the SHEP System is expected to enhance the technology's already proven efficiencies in fuel consumption, emission reductions and engine maintenance. Ian Redhead, Managing Director of Pi Technology, noted, "Pi Technology is very much looking forward to working with STI on this vehicle development. We can see that the technology has great potential."

The Company will showcase its prototype in a generic passenger platform that, with minor detail refinement, can be applied to a wide range of transportation applications. These include vehicles such as taxis, buses and trains, and the full spectrum of commercial and special-purpose vehicles such as delivery vans, garbage and fire trucks.

"The prototype development project with Pi represents a huge step forward for STI and its technology," said Malcolm Burke, President and CEO of STI. "Pi"s unique qualifications and automotive industry relationships will not only provide us with a proprietary Electronic Control System ("ECS"), but will also permit the ECS to be electronically integrated with the latest "by wire" technology, which we believe will be a key element in commanding significant market share in the future. Further, Pi has revolutionary simulation software that can be used model the benefits of the SHEP System to any potential user. We anticipate this will prove invaluable to the Company in the early securing of co-development, manufacturing and licensing opportunities."

About Pi Technology
Based in Cambridge, UK and formed in 1991, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi Technology is now a leading automotive software and engine control system specialist, working with most of the world's leading carmakers and suppliers, and employing more than 140 engineers in its UK and US offices. Pi Technology and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company.

About West Surrey Racing Limited
West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK. The engineering and design services of WSR accommodate the requirements of clients in both motorsport and mainstream automotive industries."The company is located near London in a facility housing the Motorsport and"Research & Development Divisions, with state-of-the-art CAD systems and engineering facilities all under one roof." The services of WSR have been established to provide solutions from concept through to production, with total vehicle capability and specialist skills in product packaging, weight reduction and low volume prototype build.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles, which passed formal "Proof of Concept" in December 2000 and is now positioned for the "Implementation Ready" design, development and testing phase.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

Specifically, STI's Agreement with Pi Technology is subject to a number of risks and uncertainties including: the completion of a definitive agreement with Pi for the development and build of the STI prototype vehicle; the timing related to the completion of the prototype; the ultimate cost of the initiative; the ability to source funds required for the funding of the project; the ability to secure the services of a suitable braking specialist on terms assumed; and the ultimate functional success of the prototype.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
info@shepinc.com
website: www.shepinc.com

Exhibit 1.2
BC FORM 53-901F
May 28, 2003

                       BC FORM 53-901F (Previously Form 27)
                                 Securities Act
              Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

May 27, 2003

ITEM 3    PRESS RELEASE

May 28, 2003 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

SHEP Technologies Inc. Announces the Immediate Commencement of its Prototype Vehicle Development Program with Pi Technology ("PI").

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached "Schedule A"

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 28th day of May 2003.

/s/ Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director




                                   Schedule A

SHEP TECHNOLOGIES INC. COMMENCES PROTOTYPE PROGRAM WITH PI TECHNOLOGY

May 28, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated company with operations headquartered in the UK, is pleased to announce the immediate commencement of its prototype vehicle development program with Pi Technology ("Pi"). Pi Technology, the sister company of Pi Research and the commercial automotive division of Pi Group Limited, is a UK-based global leader in the design and development of automotive electronics, innovative control system technologies and control systems for the alternative fuels market.

Pursuant to the Company's Agreement in Principle with Pi reached in February of 2003, the development project calls for the refinement of STI's Stored Hydraulic Energy Propulsion system ("the SHEP System") and the development and delivery of a working prototype vehicle by early 2004. The vehicle will utilize the latest electronic "by wire" technology in a Jaguar X Type passenger vehicle to produce a demonstration vehicle capable of showcasing the SHEP System and its capabilities.

STI has funded the initial phase of the development project. During this phase, Pi expects to achieve a number of key development milestones including:


* the choice of the prototype vehicle's engine and electronic control system;
* the modeling and simulation of the SHEP System to define operational control protocols;
* the refinement of the vehicle's proposed architecture;
* the 3D mechanical scheming of the SHEP System installation for the prototype vehicle;
* completion of an initial safety analysis; and
* the finalizing of costed proposals for lightweight SHEP System mechanical hardware and for the brake-by-wire portion of the project from a selected leading brake supplier.

Under the terms of the contract, Pi will utilize the services of West Surrey Racing ("WSR"), a leading British rapid prototyping and engineering company, in the development of the prototype vehicle. During the preliminary development phase, WSR expects to complete a number of key activities including the creation of detailed mechanical data from the 3D modeling of the SHEP System as installed in the prototype vehicle and the final proposal for mechanical construction of refined SHEP System parts. Dick Bennetts, Managing Director of WSR said today, "WSR is very pleased to have been chosen to add technical and engineering value to this very significant automotive engineering project. We expect to work very closely with Pi on our respective development initiatives during the prototype program to ensure maximum effectiveness for the demonstration of the SHEP System's capabilities."


The refinement of the SHEP System is expected to enhance the technology's already proven efficiencies in fuel consumption, emission reductions and engine maintenance. Ian Redhead, Managing Director of Pi Technology, noted, "Pi Technology is very much looking forward to working with STI on this vehicle development. We can see that the technology has great potential."

The Company will showcase its prototype in a generic passenger platform that, with minor detail refinement, can be applied to a wide range of transportation applications. These include vehicles such as taxis, buses and trains, and the full spectrum of commercial and special-purpose vehicles such as delivery vans, garbage and fire trucks.

"The prototype development project with Pi represents a huge step forward for STI and its technology," said Malcolm Burke, President and CEO of STI. "Pi"s unique qualifications and automotive industry relationships will not only provide us with a proprietary Electronic Control System ("ECS"), but will also permit the ECS to be electronically integrated with the latest "by wire" technology, which we believe will be a key element in commanding significant market share in the future. Further, Pi has revolutionary simulation software that can be used model the benefits of the SHEP System to any potential user. We anticipate this will prove invaluable to the Company in the early securing of co-development, manufacturing and licensing opportunities."

About Pi Technology
Based in Cambridge, UK and formed in 1991, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi Technology is now a leading automotive software and engine control system specialist, working with most of the world's leading carmakers and suppliers, and employing more than 140 engineers in its UK and US offices. Pi Technology and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company.

About West Surrey Racing Limited
West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK. The engineering and design services of WSR accommodate the requirements of clients in both motorsport and mainstream automotive industries."The company is located near London in a facility housing the Motorsport and"Research & Development Divisions, with state-of-the-art CAD systems and engineering facilities all under one roof." The services of WSR have been established to provide solutions from concept through to production, with total vehicle capability and specialist skills in product packaging, weight reduction and low volume prototype build.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles, which passed formal "Proof of Concept" in December 2000 and is now positioned for the "Implementation Ready" design, development and testing phase.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

Specifically, STI's Agreement with Pi Technology is subject to a number of risks and uncertainties including: the completion of a definitive agreement with Pi for the development and build of the STI prototype vehicle; the timing related to the completion of the prototype; the ultimate cost of the initiative; the ability to source funds required for the funding of the project; the ability to secure the services of a suitable braking specialist on terms assumed; and the ultimate functional success of the prototype.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
info@shepinc.com
website: www.shepinc.com

